UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30952/ February 26, 2014

In the Matter of	:
	:
NUVEEN INSURED CALIFORNIA PREMIUM	:
INCOME MUNICIPAL FUND INC.	:
333 West Wacker Dr.	:
Chicago, IL 60606	:
	:
(811-6620)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Nuveen Insured California Premium Income Municipal Fund Inc. filed an application on
December 20, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased
to be an investment company.

On January 31, 2014, a notice of filing of the application was issued (Investment Company Act
Release No. 30899). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary